MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

January 17, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

January 17, 2008 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced the results of an updated resource estimate for the El Dorado gold project, El Salvador and an update on project permitting.

Item 5	Full Description of Material Change

An updated estimate of gold and silver resources defined to date at Pacific Rim Mining Corp.’s (“Pacific Rim” or ‘the Company”) El Dorado gold project in El Salvador has now been completed. Highlights of the 2008 El Dorado resource estimate include:

  Total measured and indicated resources of 1,430,000 gold equivalent ounces, plus a further 282,000 gold equivalent inferred resource ounces.
  Indicated resources at the Balsamo deposit, one of El Dorado’s newest discoveries, of 209,000 gold equivalent ounces plus a further 80,000 gold equivalent inferred resource ounces.
  Abundant exploration upside exists to significantly expand the El Dorado resource further.

Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the Balsamo deposit, where a definition drilling program was completed in late 2007. The Balsamo deposit has added approximately 17% to the Measured and Indicated resources and 39% to the Inferred resources, compared to those tabulated in the 2006 El Dorado resource estimate. The resources presented below for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the 2006 El Dorado resource estimate.

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure)

The resources above were calculated using a gold equivalent cut-off grade of 4.0 g/t, where gold equivalents are based on a silver to gold ratio of 70:1, and greater than a grade-times-thickness of 4 (g AuEq/t x meters). The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately.

“We are very pleased with the results of this latest resource estimate, which has increased both the measured and indicated and inferred ounces at El Dorado,” states Tom Shrake, President and CEO. “Not all resources are created equal – El Dorado is particularly exciting because the gold and silver resources it contains are high grade and potentially low cost. We believe these resources comprise the critical mass needed to build Central America’s next high grade gold mine. The new Balsamo deposit has obviously added quality high-grade gold ounces to our continually expanding resource base, and we expect that these new ounces will enhance the economics of our proposed operation. What’s not as well appreciated yet is how the Balsamo discovery has increased our understanding of the controls on gold mineralization in the Central District of the El Dorado project. Our exploration drilling of Balsamo has led to the new discoveries at Cerro Alto and La Luz, which has in turn opened up a large area for exploration drilling. Minita has been tested along a strike length of over 3 kilometers; Cerro Alto, La Luz and Balsamo have only been drilled over a length of 500-700 meters and we believe there are more ounces to find in this part of the Central District that will be the focus of ongoing exploration for years to come.”

A full feasibility study based on the increased El Dorado resource estimate is planned for completion during 2008. Pacific Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production higher than that envisioned in the January 2005 pre-feasibility study, while maintaining operating costs in the lowest quartile worldwide. Work on the feasibility study will resume as soon as the Company’s engineering consultants can be scheduled and financial resources allotted.

Permitting Update
Pacific Rim continues to seek an environmental permit and mining license for the El Dorado Mine from the government of El Salvador. The National Assembly of El Salvador is currently contemplating reforms to the existing mining law that will strengthen regulation of the industry, requiring stricter environmental standards and mandating social investment in the mining communities. Pacific Rim’s proposed mine design for the El Dorado project is among the most advanced environmental designs in the industry and is believed to be in compliance with the new standards contemplated by the legal reform. Advocates for the new mining law regard it as an important advancement making El Salvador an international model for environmentally and socially responsible mining and Pacific Rim supports this process.

Pacific Rim will continue to aggressively advance its assets in El Salvador through its ongoing exploration drilling, to further expand the resource base and enhance the economics of the proposed El Dorado Mine by including the South Minita and Balsamo deposits in its mining plans. Pacific Rim continues to work within the existing laws of El Salvador and operate under their protection as well as the foreign investment laws of El Salvador and international trade agreements, including the Central American Free Trade Agreement (“CAFTA”).

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations

(604) 689-1976

Item 8	Date of Report

January 17, 2008